Wikifamilies, Inc.

9025 Carlton Hills Boulevard, Suite B

Santee, CA 92071

July 10, 2013

VIA EDGAR

Pamela A. Long

Edward M. Kelly

Craig E. Slivka

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Wikifamilies, Inc. Preliminary Proxy Statement on Schedule 14A Filed June 25, 2013 File No. 0-53559

Gentlepersons:

We are in receipt of your letter to us, dated July 2, 2013, regarding the above referenced Preliminary Proxy Statement on Schedule 14A (the “14A”). We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter and for ease of reference, we have included your comments (bolded) and each of our responses to your comments.

Notice of Special Meeting of Shareholders

1. Clarify under 2 in the second paragraph that shareholders have two votes on the amendments to the articles of incorporation, that is, the approval of an increase in authorized shares and the creation of preferred stock.

We have so clarified.

Summary Compensation Table, page 13

2. Please disclose what the “All Other Compensation” was for that was paid in 2012.

The “All Other Compensation” that was paid in 2012 consisted of 250,000 restricted shares of Common Stock the Board of Directors of the Company elected to issue on July 10, 2012 as equity awards in lieu of partial payment to director and Chief Financial Officer Trisha Malone. The five day market value on the day of the grants was $0.10 per share. The value of these shares at the market price was recorded as legal and professional fee expense. We have added a new footnote (3) to reflect that explanation.

Director Compensation, page 14

3. Present compensation information for 2012 in tabular format as specified by item 402(r)(1) of Regulation S-K.

We have presented the information in tabular format.

Loans from Thomas Hudson, page 15

U.S Securities & Exchange Commission

July 9, 2013

4. You reference an agreement. Tell us whether the agreement has been filed with the Commission. Alternatively, if the agreement has not been filed with the Commission, file the agreement with your Form 10-K for the fiscal year ended December 31, 2012.

We will file the agreement as amended with our Form 10-K.

Section 16(a) Reporting Compliance Disclosure, page 16

5. We note your response to comment 6 of our letter dated June 10, 2013. Please disclose the information required by Item 405(a)(2) of Regulation S-K.

Such information has been added to the 14A under this heading.

Appendix A

6. Refer to the revised form of proxy, and revise the appendix to reflect that there are two proposed amendments to article 2 of your articles of incorporation, that is, the approval of an increase in authorized shares and the creation of preferred stock.

We have so revised the appendix.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and I apologize for the delay in response. And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (215) 375-6646) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Trisha Malone

Trisha Malone

cc: Jolie Kahn, Esq.